Public Amend JG

16021657

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
AUG 09 2016
Washington DC
412

SEC FILE NUMBER
8-53101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/15 (MM/DD/YY) AND ENDING 04/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madeira Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 Wayzata Boulevard
(No. and Street)

Minneapolis	MN	55405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin B. Besikof 612-381-8879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin B. Besikof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madeira Partners, LLC, as of April 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SANDRA S. DEMARS
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Madeira Partners, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of Madeira Partners, LLC (the Company), which comprise the statement of financial condition as of April 30, 2016, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madeira Partners, LLC, as of April 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 23, 2016

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2016

ASSETS		
Cash	$	73,649
Property and equipment, net		69,622
Total Assets	$	143,271
LIABILITIES		
Accounts payable	$	57,497
MEMBER'S EQUITY		85,774
Total Liabilities and Member's Equity	$	143,271

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2016

REVENUES	
Merger and acquisition fees	$ 1,335,000
EXPENSES	
Operating expenses	226,119
NET INCOME	$ 1,108,881

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2016

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance, May 1, 2015	$ 632,108	$ (545,112)	$ 86,996
Additional capital contributed	55,000	-	55,000
Distributions to the parent company	-	(1,165,103)	(1,165,103)
Net income	-	1,108,881	1,108,881
Balance, April 30, 2016	$ 687,108	$ (601,334)	$ 85,774

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED APRIL 30, 2016

Subordinated borrowings at May 1, 2015	$	-
Increases		-
Decreases		-
Subordinated borrowings at April 30, 2016	$	-

The accompanying notes are an integral part of this financial statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,108,881
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	3,978
Increase in accounts payable	51,434
Net cash provided by operating activities	1,164,293
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid to the parent company	(1,165,103)
Additional capital contributed	55,000
Net cash used in financing activities	(1,110,103)
NET INCREASE IN CASH	54,190
Cash, beginning of year	19,459
Cash, end of year	$ 73,649

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS LLC
MINNEAPOLIS, MINNESOTA

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Madeira Partners, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is primarily an agent for clients in merger and acquisition transactions generally in the Midwestern United States.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

Merger and acquisition fees are recognized primarily as transactions are completed.

Property and Equipment

Property and equipment is recorded at cost. Leasehold improvements are depreciated over the estimated useful life of twenty years.

Income Taxes

The Company is a limited liability company. The only member of the Company is a partnership (the Parent Company). Amounts due for federal and state income taxes are not reflected in the financial statements, but rather the taxable income or loss of the Company is included on the Parent Company's income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash

For purposes of the statement of cash flows, cash included all amounts on hand and amounts on deposit at financial institutions.

MADEIRA PARTNERS LLC
MINNEAPOLIS, MINNESOTA

NOTES TO FINANCIAL STATEMENTS

2. **Property and Equipment, net**

Classification of property and equipment, net is summarized as follows:

Leasehold improvements	$	79,568
Less: accumulated depreciation		(9,946)
	$	69,622

3. **Related Party Transactions and Balance**

The Company shares office facilities with its Parent Company and various charges were incurred for rent, lease of employee, and other administrative expenses, which amounted to $60,000 for the year ended April 30, 2016. The Company is responsible for its own direct expenses.

4. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at April 30, 2016, the net capital ratio was 3.56 and net capital was $16,152 which exceeded the minimum capital requirement by $11,152

The Company operates under the exemptive provisions of paragraph (k)(2) (i) of Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

5. **Concentration**

The Company earned approximately 79% of its merger and acquisition fees from two clients.

6. **Credit Risk**

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

7. **Subsequent Events**

Management has evaluated subsequent events through June 23, 2016, the date that the financial statements were available to be issued and determined that no events have occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these statements.

SUPPLEMENTARY INFORMATION

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
APRIL 30, 2016

NET CAPITAL		
Member's equity	$	85,774
LESS: NON-ALLOWABLE ASSETS		
Propety and equipment, net		69,622
NET CAPITAL	$	16,152
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
EXCESS NET CAPITAL	$	11,152
AGGREGATE INDEBTEDNESS	$	57,497
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.56 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference. The audited computation of aggregate indebtedness above was increased by $4,232 compared to the Unaudited Part II Focus Report, and the audited ratio of aggregate indebtedness to net capital above was adjusted from 3.30 to 1 as reported in the Company's corresponding calculations in the Unaudited Part II Focus Report.

See independent auditors' report on supplementary information.

MADEIRA PARTNERS, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of April 30, 2016

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm on supplemental information

MADEIRA PARTNERS, LLC
SCHEDULE III
Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3
As of April 30, 2016

The Company has claimed exemption form the provisions of Rule 15c3-3 under the Securitieis Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm on supplemental information.

REVIEW

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Madeira Partners, LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Madeira Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Madeira Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Madeira Partners, LLC stated that Madeira Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Madeira Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Madeira Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 23, 2016

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Madeira Partners, LLC Exemption Report

Madeira Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Justin Besikof, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Justin Besikof

Title: President

Date: 6/23/16